Exhibit 99.1

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on October 28, 2020

To the Shareholders of TDH Holdings, Inc.:

Notice is hereby given that the Annual Meeting of the Shareholders of TDH Holdings, Inc. (the “Company”) will be held on October 28, 2020 at 9AM local China time (or 9PM Eastern Standard Time), at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. The meeting is called for the following purposes:

1.	To elect Owens Meng to serve as a Class C director until the next Annual Meeting of Shareholders or until each successor is duly appointed.

2.	To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2020.

3.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on September 18, 2020 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about September 21, 2020. All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly at the place designated for the Annual Meeting prior to the meeting. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States). This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.vstocktransfer.com/proxy.

By Order of the Board of Directors,

/s/ Dandan Liu
Dandan Liu, CEO

Dated: September 21, 2020

TDH HOLDINGS, INC.

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of TDH Holdings, Inc. (the “Company,” “TDH” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China on October 28, 2020, at 9AM local China time (or 9PM Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, facsimile: (646) 536-3179, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of the Company’s common shares (the “Shares”) of record at the close of business on September 18, 2020 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 45,849,995 shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. No less than one-third (1/3) of the votes of the shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum. Such quorum may be represented by only a single shareholder or proxy.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted. The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to ratify the appointment of independent certified public accountants.

Only shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 11:59 pm, local time, on October 27, 2020 to be counted. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States).

If you are a “street name” holder, you are considered the beneficial owner of shares held in street name and your broker or nominee is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote your shares. You are also invited to attend the Annual Meeting and vote your shares in person; however, in order to vote your shares in person, you must provide us with a legal proxy from your bank, broker or other stockholder of record. If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

If you are a registered stockholder of record, meaning that your shares are registered in your name, you have four voting options. You may vote:

●	over the Internet at the web address noted on the proxy card you received (if you have access to the Internet, we encourage you to vote in this manner);

●	by email, by emailing your signed proxy card to vote@vstocktransfer.com;

●	by signing and dating your proxy card and mailing it in the prepaid, pre-addressed envelope enclosed therewith;

●	by fax, by faxing your signed proxy card to (646) 536-3179; or

●	by attending the Annual Meeting and voting in person. You are deemed present at the meeting if you participate by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

If on the record date, your shares were held in street name through a bank, broker or other nominee, then you must vote in accordance with the voting instructions provided to you by your bank, broker or other nominee. If your shares are held in street name, you still may be eligible to submit a proxy electronically. Beneficial holders whose shares are held in street name and who plan to vote at the Annual Meeting must obtain a legal proxy, executed in their favor by or on behalf of their bank, broker or other nominee, to be able to vote at the Annual Meeting, and should contact such bank, broker or other nominee for instructions on how to obtain a legal proxy.

PROPOSAL 1

Election of Directors

The Board has nominated Owens Meng, a Class C Director, to serve until the next annual meeting of shareholders or until his successor shall have been elected and qualified.

It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Owens Meng is an independent director. Since September 2013, Owens Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. From November 2007 to September 2013, he served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. From July 2003 to October 2007, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng received his CPA permit from the state of Delaware, and is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor of the Institute of Internal Auditors. Mr. Meng holds a Bachelor’s degree in accounting and economics from Beijing Technology and Business University. Mr. Meng has served as an independent director of China Customer Relations Centers, Inc. (Nasdaq: CCRC) since September 2014. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and compliance issues. We believe that Mr. Meng’s financial and accounting experience are particularly valuable to the Company and its Board.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and are voted. The Board of Directors Recommends Voting “For” the election of the above Nominee.

The Board and Board Committees

During the year ended December 31, 2019, the Board met, in person or via teleconference, six times. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Class B directors will face re-election at our second annual meeting of shareholders and every three years thereafter. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qiu Li, Caifen Zou, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “Audit Committee financial expert.”

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Caifen Zou, Qiu Li, and Owens Meng, with Caifen Zou serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

The Nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Committee a candidate for election to the Board should send their letters to TDH Holdings, Inc., Attention: Secretary, c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. The Company’s Charter documents do not set forth shareholder nomination procedures.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2019 and 2018 to our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Dandan Liu (1)	2019	5,000		-
	2018	-	-	-

Feng Zhang (2)	2019	-	-	-
	2018	-	-	-

Cui Rongfeng (3)	2018	14,585	-	13,549
	2018	32,057	-	20,310

Cui Rongbing (4)	2018	17,768	-	10,386
	2018	21,898	9,071	20,648

(1)	Appointed as the Company’s Chief Executive Officer effective as of August 2, 2019. Ms. Liu didn’t take a salary at the Company during 2019.

(2)	Appointed as the Company’s Chief Financial Officer on February 19, 2020 at an annual base salary of approximately $30,850.

(3)	The Company’s former President and former CEO was removed by the Company’s Board effective as of August 2, 2019.

(4)	The Company’s former CFO; the Company determined not to renew his initial term of employment expiring on August 31, 2019 for another term.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Retirement Benefits

As of December 31, 2019, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

The Company terminated Cui Rongfeng’s (former CEO) employment agreement in accordance with its terms. Cui Rongbing’s (former CFO) employment agreement with the Company was expired on August 31, 2019, and was not renewed for another term.

Employment agreement with Dandan Liu, CEO

On August 2, 2019, TDH Holdings, Inc. entered into an employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 2, 2019 and terminating on July 31, 2022), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s salary is USD 1,000 per month until end of December, 2019. Thereafter Ms. Liu’s annual salary is USD 60,000 payable in 12 equal monthly installments until July 31, 2022. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Feng Zhang, CFO

On February 1, 2020, Qingdao Tiandihui entered into an employment agreement with Feng Zhang to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of three years, (commencing as of February 1, 2020 and terminating on January 31, 2023). Under the terms of this agreement, Mr. Zhang’s annual salary is RMB 228,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 15-day advance notice to the other party. The Company will reimburse Mr. Zhang for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our non-employee directors during each of the years ended December 31, 2019 and 2018.

BENEFICIAL OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth, as of September 18, 2020, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 45,849,995 shares issued and outstanding as of the record date. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage

Dandan Liu	27,093,921	59.09%
Feng Zhang	-	-
Caifen Zou (1)	-	-
Qiu Li (1)	-	-
Owens Meng (1)	-	-

Directors & executive officers as a group (5 persons)	27,093,921	59.09%

Easthill Capital Management LLC (2)	4,500,000	9.8%

(1)	Independent director.

(2)	Philip Zou, the managing member of Easthill Capital Management, LLC has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all such common shares. Mailing address for this shareholder is One League, Unit 62317, Irvine CA 92602.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

B.	Related Party Transactions

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2019	2018
Tide	$43	$44
Rongfeng Cui	41,673	43,510
Less: Allowance for doubtful accounts	(41,716)	-
Due from related parties, net	$-	$43,554

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represents overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2019	2018
Saike	$-	$16,470
Phillip Zou	-	1,000
Rongbing Cui	10,046	-
Rongfeng Cui	29,341	27,676
Total	$39,387	$45,146

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2019	2018
Rongfeng Cui	$751,029	$84,831
Dandan Liu	-	440,638
Yuxiang Qi	112,778	436,275
Rongbing Cui	-	31,993
Wenbin Pang	-	29,085
Yan Fu	28,703	29,085
Rongjie Cui	-	4,363
Jichang Zhang	-	2,909
Fucheng Sun	-	2,181
Total	$892,510	$1,061,360

The Company borrowed unsecured short term loans from related parties in the amount of $4,791,233 and $1,176,690, during the years ended December 31, 2019 and 2018, respectively. Interest rate for the loans outstanding during the year ended December 31, 2019 ranged from 0% to 25% per annum. The Company made repayment in the amount of $1,080,947 and $60,490, during the years ended December 31, 2019 and 2018, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting an increase in principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting increase in principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. The loan has been repaid in full during the year ended December 31, 2019.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increased in principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. As of December 31, 2019, the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

Long term loans from related party

	December 31,	December 31,
	2019	2018
Rongfeng Cui	$-	$286,139
Less: Rongfeng Cui - current portion	-	68,673
Non-current portion	$-	$217,466

Long term loans from related party represent loans assumed by the Company in connection with acquisition of TDH Group BVBA during the year ended December 31, 2018. In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the year ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the year ended December 31, 2019 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans as of December 31, 2019.

The interest expenses for loans from related parties amounted to $632,251 and $95,091 for the years ended December 31, 2019 and 2018, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2019	2018	2017
SALES TO:
Like	$-	$1,167,933	$506,495
Zhenyu	5,778	-	-
Quanmin Chongai	187,063	-	-
Liujiayi	-	25,832	-
TDH Group BVBA	-	325,766	-
Total Sales	$192,841	$1,519,531	$506,495
PURCHASES FROM:
Yinhe Jiutian	$-	$-	$5,059
Kangkang Family Farm	-	-	30,191
Zhenyu	-	28,872	163,127
TDH Group BVBA	-	2,689	-
Total Purchases	$-	$31,561	$198,377
SERVICE PROVIDED BY:
Hanyinhe	$-	$9,373	$-
TDH Group BVBA	-	278,396	-
TDH JAPAN	-	134,181	-
Total Services Consumed	$-	$421,950	$-

For the years ended December 31, 2019, 2018 and 2017, the cost of revenue in connection with sales to related parties were $178,636, $1,448,533 and $399,177, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive income (loss).

During the years ended December 31, 2019, 2018 and 2017, inventories purchased from related parties in the amount of $0, $26,698 and $44,502, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statement of operations and comprehensive income (loss).

The Company purchased financial application software from Yinhe Jiutian in the amount of $0, $0 and $5,059 during the years ended December 31, 2019, 2018 and 2017, respectively.

Accounts receivables from related parties, net

	December 31,	December 31,
	2019	2018
Like	$96,580	$435,513
Quanmin Chongai	29,509	-
Less: Allowance for doubtful accounts	(126,089)	-
Accounts receivables – related parties, net	$-	$435,513

Accounts payable to related parties

	December 31,	December 31,
	2019	2018
Yinhe Jiutian	$112,069	$113,562
Kangkang Family Farm	4,705	4,768
Zhenyu Trading	60	6,796
Total	$116,834	$125,126

Leases from related parties

The Company has entered into multiple lease agreements for the lease of premises for factory buildings, office spaces and warehouses including several lease agreements with related parties. The remaining lease term of the Company’s leases ranges from approximately 0.5 to 8 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

For the year ended December 31,
2019

Operating lease cost	$107,316
Short-term lease cost	22,001
Total lease cost	$129,317

Rental expenses, including expenses incurred from operating leases with related parties, for the years ended December 2018 and 2017 was $218,414 and $163,497, respectively.

Supplemental cash flow information related to leases was as follows:

For the year ended December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$1,737

Weighted-average remaining lease term	7.60 years
Weighted-average discount rate	5.39%

Supplemental balance sheet information related to leases was as follows:

December 31, 2019
Operating lease right-of-use assets, related parties	$286,670

Operating lease liability-related parties, current	137,347
Operating lease liabilities-related party, non-current	286,875
Total operating lease liabilities	$424,222

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2019:

2020	$137,347
2021	44,844
2022	47,535
2023	50,387
2024	53,410
Thereafter	147,505
Total	481,028
Less imputed interest	(56,806)
Total lease liabilities	$424,222

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Malone Bailey LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2019 fiscal year. During 2019, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit. In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Caifen Zou, Qiu Li, Owens Meng

PROPOSAL 2

Ratification of Independent Auditors

The following table represents the approximate aggregate fees for services rendered by Malone Bailey LLP for the periods indicated:

	December 31, 2018	December 31, 2019
Audit Fees	$294,300	$160,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$294,300	$160,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Vote required for approval

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to ratify the appointment of independent certified public accountants.

The Board Recommends Voting “FOR” this Proposal.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, TDH Holdings, Inc., c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

September 21, 2020	By Order of the Board of Directors

/s/ Dandan Liu
	Name:	Dandan Liu
	Title:	Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF TDH HOLDINGS, INC.

September 21, 2020

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

https://www.vstocktransfer.com/proxy

Please sign, date and mail your proxy card in the envelope provided promptly.

TDH HOLDINGS, INC.
2020 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Dandan Liu with full power of substitution, proxies with power of substitution and hereby authorizes him to represent and to vote, as designated below, all of the shares of the Company held of record by the undersigned on September 18, 2020 at the Annual Meeting of Shareholders to be held on October 28, 2020 at 9AM local China time (or 9 PM Eastern Standard Time) at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, China, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1. To elect Owens Meng to serve as a Class C director until the next Annual Meeting of Shareholders or until each successor is duly appointed.

☐	FOR THE NOMINEE

☐	WITHHOLDING AUTHORITY FOR THE NOMINEE

☐ Owens Meng

2. To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2020.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Proposal 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder:	Date:	, 2020
Signature of Shareholder:	Date:	, 2020

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.